GeoVax Labs, Inc.
1900 Lake Park Drive
Suite 380
Smyrna, Georgia 30080
(678) 384-7220
November 8, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	GeoVax Labs, Inc. Pre-Effective Amendment No. 7 Registration Statement on Form S-1 File No. 333-165828
Dear Mr. Riedler:
     Enclosed is Pre-Effective Amendment No. 7 to the above-captioned registration statement for GeoVax Labs, Inc. (the “Company”). As you may recall, we submitted an acceleration request for this registration statement, accompanied by the required request from the placement agent, on November 2, 2010. That request was for an effective time of 5:00 p.m., November 4, 2010, or as soon as practicable thereafter. That time and date was extended to a request that the registration statement be declared effective at 5:00 p.m. today, or as soon thereafter as practicable.
     GeoVax Labs, Inc. (the “Company”) hereby acknowledges that:
•	it is aware of its obligations under the Securities Act of 1933;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler
November 8, 2010

     If you have any questions, please contact me at 678-384-7224. Thank you for your time and attention.

Very truly yours, GEOVAX LABS, INC.
By:	/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer

cc:	Michael Rosenthal, Esq. Robert T. McNally, Ph.D. Clinton D. Richardson, Esq. T. Clark Fitzgerald III, Esq.